

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 21, 2017

Fred L. Callon
Chief Executive Officer
Callon Petroleum Company
200 North Canal Street
Natchez, Mississippi 39120

>   **Re: Callon Petroleum Company**
>   **Registration Statement on Form S-4**
>   **Filed April 13, 2017**
>   **File No. 333-217287**

Dear Mr. Callon:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                        Sincerely,

                        /s/ Timothy S. Levenberg

                        for H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources

cc: William Nelson
       John W. Menke
       Haynes and Boone, LLP